NATIONAL INSTRUMENT 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

1. Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (the "Shares"), stock options (the "Options"), share purchase warrants (the "Warrants"), secured convertible debentures (the "Debentures") and series B preferred convertible shares (the "Series B Convertible Preferred Shares") of GreenPower Motor Company Inc. (the "Company") of #240 - 209 Carrall Street, Vancouver, BC  V6B 2J2.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

2. Identity of the Acquiror

2.1 State the name and address of the Acquiror

Fraser Atkinson (the "Acquiror")
#240 - 209 Carrall Street
Vancouver, BC  V6B 2J2

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On August 6, 2026, Koko Financial Services Ltd. ("Koko") a private company controlled by the Acquiror, converted 324 Series B Convertible Preferred Shares into 244,201 Shares.

On August 18, 2026, 0851433 B.C. Ltd. ("NumberCo"), a private company controlled by the Acquiror, converted 610 Series B Convertible Preferred Shares into 464,367 Shares.

On August 18, 2026, FWP Holdings LLC ("FWP Holdings"), a private limited liability company controlled by the Acquiror, converted 818 Series B Convertible Preferred Shares into 627,868 Shares.

The Shares issued, combined with the 1,494,933 Shares the Acquiror owned and controlled directly and indirectly, the 24,500 Shares that may be issued on exercise of Options granted to the Acquiror and controlled directly, the 54,348 Shares that may be issued on exercise of Warrants, the 2,003,030 Shares that may be issued on conversion of the Debentures and the 2,349,367 Shares that may be issued on conversion of the Series B Convertible Shares, subject to adjustment, that the Acquiror controlled indirectly, prior to the issuance of such Shares, would result in the Acquiror owning 7,262,614 Shares representing 50.7% of the Shares of the Company based on 9,884,038 Shares issued and outstanding as of such date (and 14,315,283 Shares on a partially diluted basis).

2.3 State the name of any joint actors

Not applicable.

3. Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the Acquiror's securityholding percentage in the class of securities.

The Acquiror acquired control over an aggregate of 1,336,436 Shares issued upon conversion of an aggregate of 1,752 Series B Convertible Preferred Shares held by companies controlled by the Acquiror.  See Item 3.4 for the change in the Acquiror's securityholding percentage.

3.2 State whether the acquirer acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror acquired control over the Shares that triggered the requirement to file this report.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the Acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the conversions of the Series B Convertible Preferred Shares and the issuance of the Shares, the Acquiror directly and indirectly owns and controls an aggregate of:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  785,555 Shares held indirectly through FWP Acquisition Corp. ("FWP Acquisition"), a private company owned by the Acquiror;

  6,818 Shares held indirectly through FWP Holdings;

  70,893 Shares held indirectly through KFS Capital LLC ("KFS"), a private limited liability company owned by the Acquiror;

  89,008 Shares held indirectly through Koko Financial Services Ltd. ("Koko"), a private company owned by the Acquiror;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 Options;

  54,348 Warrants held by FWP Acquisition;

  Debenture in the amount of US$1,874,945 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko; and

  6,392 Series B Convertible Preferred Shares, of which 4,640 are held indirectly through FWP Acquisition, 818 are held indirectly through FWP Holdings, 324 are held indirectly through Koko and 610 are held indirectly through NumberCo, which represents 17.5% of the 8,547,602 issued and outstanding Shares prior to the date of the issuance of the Series B Convertible Preferred Shares and Shares, on a non-diluted basis. If the Acquiror were to exercise the Options, the Warrants and convert the Debentures and the Series B Convertible Preferred Shares, the Acquiror would directly and indirectly own and control 6,813,266 Shares or 49.1% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following conversions of the Series B Convertible Preferred Shares and the issuance of the Shares, the Acquiror directly and indirectly owns and controls an aggregate of:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  785,555 Shares held indirectly through FWP Acquisition;

  464,367 Shares held indirectly through NumberCo;

  634,686 Shares held indirectly through FWP Holdings;

  70,893 Shares held indirectly through KFS;

  333,209 Shares held indirectly through Koko;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 Options;

  54,348 Warrants held by FWP Acquisition;

  Debenture in the amount of US$1,874,945.21 held by FWP Acquisition;

  Debenture in the amount of US$108,054.79 held by Koko; and

  4,640 Series B Convertible Preferred Shares held indirectly through FWP Acquisition,

which represents 28.6% of the 9,884,038 issued and outstanding Shares following the conversions of the Series B Convertible Preferred Shares and the issuance of the Shares, on a non-diluted basis. If the Acquiror were to exercise the Options, the Warrants and convert the Debentures and the Series B Convertible Preferred Shares, the Acquiror would directly and indirectly own and control 7,262,614 Shares or 50.7% of the issued and outstanding Shares calculated on a partially-diluted basis.

3.5 State the designation and number or principal amount of securities and the Acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the Acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b) the Acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the Acquiror or any joint actor, and

Not applicable.

(c) the Acquiror, either alone or together with any joint actors, has exclusive or shared control by does not have ownership.

Not applicable.

3.6 If the Acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the Acquiror's securityholdings.

Not applicable.

3.7 If the Acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the Acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the Acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

4. Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the Acquiror.

See Item 2.2 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition of disposition.

See Item 2.2 above.

5. Purpose of the Transaction

State the purpose or purposes of the Acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the Acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

The Shares were acquired upon conversion of Series B Convertible Preferred Shares in accordance with their terms. The Acquiror intends to monitor the business and affairs of the Company, including its financial performance, and, depending on these factors, market conditions and other factors, may acquire additional securities of the Company as considered appropriate. Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities laws.

6. Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the Acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See Item 2.2 above.

7. Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the Acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

8. Exemption

If the Acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for this transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

9. Certification

I, as the Acquiror, certify, or I, as the agent filing the report on behalf of an Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 18th day of September, 2026.

/s/ Fraser Atkinson
Fraser Atkinson